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PwC to assist project financing for gold mining at Buckreef

For Immediate Release

  May 5, 2020

VANCOUVER (GlobeNewswire) - Tanzanian Gold Corp. (TSX:TNX) (NYSE American: TRX) with gold mining projects at Buckreef in Tanzania, is pleased to announce the engagement of PricewaterhouseCoopers Corporate Finance Inc. ("PwCCF") to assist in securing project financing for construction of two gold mining projects at Buckreef. In the last 10 years, PwCCF provided financial advice on over 4,000 transactions globally and in 2019, was ranked first by deal count by Mergermarket with over 569 deals completed.

PwCCF Advisory Mandate:

PwCCF has a global network of more than 3,000 professionals across 60 countries that provide a full range of debt, capital and other advisory services; including but not limited to debt and equity raising, debt refinancing, public-private partnership arrangements, mining finance (royalties, streams gold loans, etc.)  and complex procurement, across all industry sectors, to corporations, private equity firms, public sector bodies, sovereign wealth and other investment funds.

States James Sinclair, Executive Chairman of Tanzanian Gold Corporation “ We have engaged a very talented international finance team with a world recognized ability to help us bring our two gold mining projects at Buckreef into production ” Mr. Sinclair goes on to state that “The PwCCF team has worked for several months conducting extensive due diligence and we look forward to working with them during this exciting period”.

Mr. Stephen Mullowney, PwCCF's Managing Director of Corporate Finance commented, "We are pleased to be working with Tanzanian Gold to arrange project mining financing of two gold mining operations. Buckreef is uniquely positioned with a significant high-grade resource of +2.0 million ounces of gold, with a shovel ready oxide project and a sulphide project fast tracking through a Bankable Feasibility Study.”

 About Tanzanian Gold Corporation

Tanzanian Gold Corporation is building a world class gold mine at the Buckreef Project in Tanzania. An ongoing drill program along the continuously mineralized 1.2km long Buckreef Shear Zone has, to date, more than doubled the size of measured and indicated resources to 2.3 million ounces of gold. NI 43-101 compliant exploration mining targets contain the potential to add up to another 2 million ounces of gold to the Buckreef resources. Tanzanian Gold is rapidly advancing on three value-creating tracks, simultaneously: 1. Gold production from an oxide processing plant to begin by the middle of May , to operate as a stand-alone plant and mine, separately from the full life of the larger mining and gold sulphide processing operation; 2. The company moves to Final Feasibility for the gold sulphide  operation at Buckreef and now proposes a design more than 3 times larger than modelled in the Pre-Feasibility Study of 2018, and which could produce 150,000 to 175,000 ounces of gold annually. 3. The company has begun Ultra-Deep Drilling and completed a Level 1 stope design to consider an underground gold mining component at Buckreef.  See https://www.tangoldcorp.com/wp-content/uploads/2020/04/200424-TNX-NR.pdf

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.